                                                                    EXHIBIT 99.8


[LOGO OF COMMERCE BANK
     APPEARS HERE]

                                April 11, 1994


Dear Fellow Shareholders:

     You are cordially invited to attend the Annual Meeting of Shareholders to be held at the Radisson Hotel in Hampton, Virginia on Thursday, May 12, 1994, at 12:00 noon. The formal notice of the Annual Meeting and Proxy Statement describing the matters to be presented are enclosed. Please give them your prompt and careful attention.

     The matters scheduled for consideration at the meeting are the election of directors, the ratification of the appointment of directors to the six Regional Boards serving the Virginia Beach, Portsmouth, Peninsula, Chesapeake, Norfolk and Suffolk communities, the approval of an amendment to the Bank's Articles of Incorporation to increase the number of authorized shares of Common Stock to 10,000,000, and the ratification of the appointment of independent auditors. We will also report to you on the Bank's condition and performance.

     The meeting will be followed by a reception at the Hampton Air & Space Museum that we hope you will be able to attend.

     Your continuing interest in the business of Commerce Bank is appreciated, and we hope you will attend the Annual Meeting. Whether or not you are personally present, it is important that your shares be represented at the meeting. Accordingly, please sign, date, and mail the enclosed Proxy promptly. If you wish to vote in accordance with the Board of Directors' recommendations, it is not necessary to specify your choices. You may merely sign, date, and return the enclosed Proxy.

     We hope you will be with us.

                                  Cordially,

     /s/ Thomas C. Broyles                          /s/ G. Robert Aston, Jr.

     Thomas C. Broyles                              G. Robert Aston, Jr.
     Chairman of the Board                          President and Chief
                                                    Executive Officer

                                 COMMERCE BANK

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                            TO BE HELD MAY 12, 1994


TO OUR SHAREHOLDERS:

     The Annual Meeting of Shareholders of Commerce Bank will be held at the Radisson Hotel located at 700 Settlers Road, Hampton, Virginia, on Thursday, May 12, 1994 at 12:00 noon for the following purposes:

     1. To elect directors for the ensuing year, or until their successors have been elected and qualified (page 1);

     2. To ratify the appointment of the members elected to serve on the six Regional Boards of Directors for the Virginia Beach, Portsmouth, Peninsula, Chesapeake, Norfolk and Suffolk communities (page 6);

     3. To approve an amendment to the Bank's Articles of Incorporation to increase the number of authorized shares of Common Stock from 5,000,000 to 10,000,000 shares (page 14);

     4. To ratify the appointment of Ernst & Young as independent accountants and auditors for 1994 (page 15); and

     5. To transact such other business as may properly come before the meeting or any adjournments thereof.

     The Board of Directors has fixed the close of business on March 31, 1994 as the record date for determination of shareholders entitled to notice of and to vote at the meeting and any adjournments thereof.

                                          By Order of the Board of Directors,


                                          David W. Edmondson, C.P.A.
                                          Senior Vice President
                                          and Corporate Secretary

April 11, 1994

                                 COMMERCE BANK

                                PROXY STATEMENT
                        ANNUAL MEETING OF SHAREHOLDERS
                                 MAY 12, 1994

                                    GENERAL

      The enclosed proxy is solicited by the Board of Directors of Commerce Bank (the "Bank") for the Annual Meeting of Shareholders (the "Annual Meeting") of the Bank to be held Thursday, May 12, 1994, at the time and place and for the purposes set forth in the accompanying Notice of the Annual Meeting. Shareholders may revoke their proxies at any time prior to their exercise by written notice to the Bank, by submitting a proxy bearing a later date, or by attending the Annual Meeting and requesting to vote in person. The approximate mailing date of this Proxy Statement and accompanying proxy is April 11, 1994.

               OUTSTANDING SHARES, RECORD DATE AND SOLICITATION

      Only those shareholders of record at the close of business on March 31, 1994, are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof. The number of shares of Common Stock, par value $2.50 per share ("Common Stock"), of the Bank outstanding and entitled to vote as of the record date was 2,702,538. Shareholders are entitled to one vote for each share held on such date.

      The cost of solicitation of proxies will be borne by the Bank. Solicitation is being made by mail, and if necessary may be made in person, or by telephone or special letter by officers and regular employees of the Bank, none of whom will receive additional compensation for performing such services. Proxies properly executed will be voted at the Annual Meeting or any adjournments thereof in the manner specified therein.

                            OWNERSHIP OF 5% OR MORE

      No person owns 5% or more of the outstanding shares of Common Stock, except for FMR Corp. ("Fidelity Investments"), Boston, Massachusetts, which owned 248,850 shares of Common Stock, representing 9.3% of the outstanding shares, according to the most recent Schedule 13G filing of Fidelity Investments received by the Bank.

                     ELECTION OF DIRECTORS - PROPOSAL ONE

Nominees for Election

      The twenty-one persons named below,all of whom currently serve on the Board of Directors, will be nominated to serve as directors until the 1995 Annual Meeting of Shareholders or until their successors have been duly elected and qualified. The persons named in the proxy will vote for the election of the nominees named below unless authority is withheld. If for any reason any of the persons named below should become unavailable to serve, an event which management does not anticipate, proxies will be voted for the remaining nominees and such other person or persons as the Board of Directors may designate.

                                                                                   Number
                                                                                (Percent) of
                                Served as        Principal                      Shares Owned
                                Director     Occupation During                      as of
Name and Age                      Since       Past Five Years                  March 1, 1994 (1)
- ------------                      -----       ---------------                  -----------------
Sally James Andrews, 46           1990      Deputy City Attorney,                6,265* (2)(3)
                                            City of Hampton

G. Robert Aston, Jr., 48          1985      President and Chief                  82,121 (2)(4)
                                            Executive Officer of the Bank           (3.0%)

Ramon W. Breeden, Jr., 60         1978      Chief Executive Officer,             87,317 (2)(3)
                                            The Breeden Companies, Inc.,            (3.2%)
                                            Virginia Beach, Va.
                                            (real estate development)

John W. Brown, 44                 1990      Attorney-at-Law,                     1,502* (5)
                                            John W. Brown, P.C.,
                                            Chesapeake, Va.

Thomas C. Broyles, 63             1978      Chairman of the Board of the         29,778 (5)
                                            Bank; Attorney-at-Law,                  (1.1%)
                                            Member of the law firm of
                                            Kaufman & Canoles, Norfolk, Va.

Bradford L. Cherry, 52            1985      President and Treasurer,             3,952* (3)
                                            Cherry Carpet, Inc.,
                                            Portsmouth, Va.

J. W. Whiting Chisman, Jr., 52    1986      Vice-Chairman of the Board           91,886 (2)(3)
                                            of the Bank; Private Investor           (3.3%)
                                            since December 1988; formerly
                                            served as President and Manager,
                                            Chisman Company, Hampton, Va.
                                            (producers of ready mix concrete)

Elwood L. Edwards, C.P.A., 55     1986      Certified Public Accountant,         2,528*
                                            President of the accounting
                                            firm of Eggleston, Smith,
                                            Hall, Cotman & Company, P.C.,
                                            Newport News, Va.

Andrew S. Fine, 57                1978      Attorney-at-Law, Member              114,491 (2)(3)(5)
                                            of the law firm of Fine,                (4.2%)
                                            Fine, Legum & Fine, P.C.
                                            Virginia Beach, Va.

Ernest F. Hardee, 53              1985      Vice-Chairman of the Board           79,319 (2)(6)
                                            of the Bank, Hardee Realty Corp         (2.9%)
                                            Portsmouth, Va.
                                            (real estate management)


                                                                                      Number
                                                                                   (Percent) of
                                Served as           Principal                      Shares Owned
                                 Director       Occupation During                      as of
  Name and Age                    Since          Past Five Years                 March 1, 1994 (1)
  ------------                  ---------       -----------------                -----------------

John C. Harry, III, 57            1990      President, John C. Harry,              1,217*
                                            Inc., Norfolk, Va. (real
                                            estate appraiser)

E. L. Hudson, 64                  1982      Owner, Hudson Enterprises             45,217 (2)(3)
                                            Norfolk, Va.                             (1.7%)
                                            (construction contracting
                                            and real estate leasing)

William J. Jones, 57              1979      President, Atlantic X-Ray             12,452* (2)
                                            Service, Inc., Virginia
                                            Beach, Va. (medical equipment
                                            sales)

Arthur J. Lancaster, Jr., 75      1987      President, Bennett's Creek            11,148* (2)
                                            Wholesale Nursery, Suffolk, Va.

W. Ashton Lewis, 48               1985      President, Bill Lewis                 31,310 (2)(3)
                                            Chevrolet Corporation,                   (1.2%)
                                            Chesapeake, Va. (retail)
                                            automobile sales)

J. Alan Lindauer, C.M.C., 54      1985      President, Waterside                 103,813 (2)(3)(6)(7)
                                            Management, Inc.,                        (3.8%)
                                            Virginia Beach, Va.
                                            (business and financial
                                            consulting)

R. Scott Morgan, 48               1986      Executive Vice President              26,410* (2)(4)
                                            and Senior Lending Officer
                                            of the Bank

Donald N. Pattern, 51             1986      Attorney-at-Law, Member               24,316* (2)(3)(5)
                                            of the law firm of Patten,
                                            Wornom & Watkins, L.C.,
                                            Newport News, Va.

Edward B. Snyder, 66              1982      President, Checkered Flag             24,323* (2)(3)
                                            Motor Car Company,
                                            Virginia Beach, Va.
                                            (retail automobile sales)

George W. Vakos, 62               1984      Judge (retired); President            27,930 (2)(3)
                                            Atlantic Enterprises, Inc.               (1.0%)
                                            t/a Oceanfront Inn,
                                            Virginia Beach, Va.

                                                                                      Number
                                                                                   (Percent) of
                                Served as           Principal                      Shares Owned
                                 Director       Occupation During                      as of
  Name and Age                    Since          Past Five Years                 March 1, 1994 (1)
  ------------                  ---------       -----------------                -----------------

F. Lewis Wood, 55                 1986      Chairman of the Board,                20,238*  (2)(3)
                                            Hampton Motor Corporation
                                            t/a Hampton Chevrolet-Jeep
                                            Eagle, Hampton, Va.
                                            (retail automobile sales)

All Directors and Executive                                                      884,896  (2)(3)(4)
Officers as a Group (32 persons)                                                      (29.8%)

- -----------------------
*    Represents less than 1% of the outstanding shares of Common Stock.

(1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 (the "1934 Act"), as adopted by the Federal Deposit Insurance Corporation with which the Bank files reports, proxy statements and other information pursuant to the informational requirements of the 1934 Act. Under this rule, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or to direct the voting of the security or the power to dispose or to direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days.
(2) Includes the indicated number of shares, or shares that may be acquired upon the conversion of the Bank's 10% Convertible Subordinated Capital Notes (the "Convertible Notes"), held by their close relatives or held jointly with their spouses or as custodians or trustees for the benefit of their children or others -- Mrs. Andrews, 4,646 shares; Mr. Aston, 1,855 shares; Mr. Breeden, 22,178 shares; Mr. Chisman, 11,757 shares; Mr. Fine, 4,641 shares; Mr. Hardee, 59,421 shares; Mr. Hudson, 1,211 shares; Mr. Lancaster, 7,883 shares; Mr. Lewis, 7,679 shares; Mr. Lindauer, 1,410 shares; Mr. Morgan, 74 shares; Mr. Patten, 3,384 shares; Mr. Snyder, 11,591 shares; Mr. Vakos, 7,783 shares; and Mr. Wood, 5,892 shares; and all executive officers as a group, 1,194 shares. The amounts shown in the table also include the indicated number of shares, and shares that may be acquired upon the conversion of the Bank's Convertible Notes, held by certain corporations and partnerships under the control of -- Mr. Chisman, 4,211 shares; Mr. Fine, 93,523 shares; Mr. Hardee, 1,869 shares; Mr. Hudson, 34,091 shares; Mr. Jones, 10,688 shares; Mr. Lewis, 54 shares; and Mr. Patten, 4,710 shares.
(3) Includes the indicated number of shares that may be acquired upon the conversion of the Bank's Convertible Notes held in their own names or for their benefit -- Mrs. Andrews, 789 shares; Mr. Breeden, 13,158 shares; Mr. Cherry, 1,316 shares; Mr. Chisman, 42,684 shares; Mr. Fine, 2,632 shares; Mr. Hudson, 1,421 shares; Mr. Lewis, 1,737 shares; Mr. Lindauer, 8,369 shares; Mr. Patten, 2,894 shares; Mr. Snyder, 1,053 shares; Mr. Vakos, 6,421 shares, and Mr. Wood, 2,737 shares.
(4) Includes the indicated number of shares that may be acquired within 60 days pursuant to the exercise of stock options granted under the Bank's stock option plans - Mr. Aston, 79,732 shares; Mr. Morgan, 13,040 shares; and all executive officers as a group, 149,011 shares. See "Executive Compensation-Stock Option Plans."
(5)  See "Executive Compensation - Transactions with Management."
(6) Does not include 12,154 shares that each of Messrs. Hardee and Lindauer may acquire pursuant to a currently exercisable stock option agreement they have entered into with another director of the Bank.

(7) Includes 21,923 shares held by the Bank's Trust Department as trustee for Mr. Lindauer, and as to which shares Mr. Lindauer has the power to direct the voting.

     There are no family relationships among any of the directors or between any of the directors and executive officers of the Bank.

     During 1993, the Board of Directors of the Bank held a total of twelve meetings. The Executive Committee of the Board of Directors met ten times, the Audit Committee five times, and Compensation/Stock Option Committee one time. All nominees who served as directors of the Bank, except for Messrs. Bresden and Jones, attended at least 75% of all the meetings of the Board and committees on which they served.

Committees of the Board of Directors

     The Board of Directors of the Bank has a total of five committees, including standing Executive, Audit, Compensation/Stock Option, Trust and Marketing Committees.

     The Executive Committee consists of Messrs. Aston (Chairman), Bresden, Broyles, Chisman, Fine, Hardee, Jones, Lewis, Lindauer and Wood. The primary duties of the Executive Committee are to act in the Board's stead when the Board is not in session, during which time the Committee possesses all the powers of the Board in the management of the business and affairs of the Bank, except as otherwise limited by law.

     The Audit Committee consists of Messrs. Edwards (Chairman), Cherry, Hardee, Lancaster and Mr. Dennis R. Deans from the Norfolk Community Board of Directors. The committee is responsible for reviewing the financial condition of the Bank, its internal controls and audit program, the performance and findings of the internal audit staff, and any action taken thereon by management. The Committee reviews audit and examination reports of regulatory agencies and of the independent auditors. The Audit Committee also selects the Bank's independent auditors for appointment by the Board, subject to appropriate ratification.

     The Compensation/Stock Option Committee consists of Messrs. Fine (Chairman), Broyles, Chisman, Hardee, Jones, Lindauer and Wood. This Committee approves the compensation of senior management and administers the Bank's stock option plans.

     The Board does not have a nominating committee. The entire Board of Directors selects and recommends a slate of nominees to be voted on for election as directors at each Annual Meeting and selects persons to fill vacancies on the Board.

Directors' Compensation

     Directors of the Bank in 1993 received $350 for attendance at each meeting of the Board. Directors serving on the Executive Committee received $200 for each meeting attended. Directors serving on the Audit and Compensation/Stock Option Committees received $50 for each meeting attended. No director who is an employee of the Bank is compensated for services as a member of any committee of the Board. Members of each of the Virginia Beach, Portsmouth, Peninsula, Norfolk, Chesapeake and Suffolk Regional Boards of Directors received $200 in 1993 for each meeting attended.

                RATIFICATION OF REGIONAL BOARDS - PROPOSAL TWO

     In addition to the Corporate Board of Directors described above, the Bank has six Regional Boards of Directors to guide its development of each of the six distinct market areas the Bank serves: Virginia Beach, Portsmouth, the Peninsula, Chesapeake, Norfolk and Suffolk. The Corporate Board is made up of representatives from each of the six Regional Boards. It is the responsibility of each Regional Board, acting under delegated authority of the Corporate Board, to direct the overall development of its respective community and to make local loan decisions below specified dollar amounts.

     The members of the respective Regional Boards of Directors are as follows:

                       Virginia Beach Board of Directors
                       ---------------------------------

Andrew S. Fine, Chairman                     William L. Hendricks
Attorney-at-Law                              President, Weather Makers, Inc.
Fine, Fine, Legum & Fine, P.C.
                                             Ernest L. Hudson
Robert W. Berry, Jr., Vice Chairman          Owner, Hudson Enterprises
Manager, C & P Telephone Company (Retired)
                                             William J. Jones
G. Robert Aston, Jr.                         President, Atlantic X-Ray Service,
President and Chief Executive Officer,       Inc.
Commerce Bank
                                             John Jay, M.D.
Frederick W. Twyman, III                     General Hospital Pathologists
President/Virginia Beach, Commerce Bank
                                             Gary D. McMahan, General Agent
Ramon W. Breeden, Jr.                        Massachusetts Mutual Life Insurance
Chief Executive Officer                      Company
The Breeden Companies
                                             J. Harry Mote, President
Thomas C. Broyles                            J. Harry Mote & Son General
Attorney-at-Law                              Contractors, Inc.
Kaufman & Canoles:
Chairman of the Board, Commerce Bank         Edward B. Snyder
                                             President, Checkered Flag Motor
Van H. Cunningham                            Car Company
Chairman, Charter Investment Group
                                             Louisa Strayhorn
Robert E. Fentress                           Reengineering Facilitator,
Senior Vice President, Commerce Bank         Internal Management Consultant,
(Retired)                                    Sentara Health System

James N. Fletcher                            George W. Vakos
Vice President, Commerce Bank                Retired Judge; President, Atlantic
(Retired)                                    Enterprises, Inc. t/a
                                             Oceanfront Inn

                                             Bertram L. Warren, Jr., M.D.
                                             Obstatrics and Gynecology, Inc.

                         Portsmouth Board of Directors
                         -----------------------------

Arthur L. Cherry, Chairman                 Ernest F. Hardee
Chairman and Chief Executive               President, Hardee Realty Corporation;
Officer, Cherry Carpet, Inc.                Vice Chairman of the Board,
                                           Commerce Bank
G. Robert Aston, Jr.
President and Chief Executive Officer,     James W. Holley, III, D.D.S.
Commerce Bank
                                           Arthur J. Lancaster, Jr.
R. Scott Morgan                            President, Bennett's Creek Wholesale
Executive Vice President and               Nursery; President, Lancaster Old Toy
Senior Landing Officer, Commerce Bank      and Train Museum

P. Ward Robinett, Jr.                      Jerrold L. Miller
President/Portsmouth, Commerce Bank        President, Earl Industries, Inc.

Bradford L. Cherry                         William S. Moore, Jr.
President and Treasurer,                   Attorney-at-Law
Cherry Carpet, Inc.                        Member, Virginia House of Delegates

W. Carroll Crescy                          C. Dick Park, M.D.
President, Sales Systems, Ltd.             Cardiovascular and Thoracic
of Virginia, The Aloha Motel               Surgical Associates, Inc.

Garland R. Culpeper, President,            Charles H. Parkerson
Culpepper Radiator Service, Inc.           President, Lancaster Farms, Inc.

Neal P. Davis, D.D.S.                      Robert B. Seal, M.D.
(Retired)                                  Dr. R. B. Seal, Ltd.

W. Durbin Donahue, D.V.M.                  Robert L. Sondej
Churchland Animal Hospital, Inc.           Attorney-at-Law
                                           Sondej & Whitlow, P.C.
John W. Frankos, C.P.A.
Falles & Associates                        Ned D. Taylor, D.D.S.
                                           Drs. Dodson, Taylor and Jett, Inc.

                                           Nancy G. Wren

                         Peninsula Board of Directors
                         ----------------------------
J. W. Whiting Chisman, Jr,. Chairman       S. Frear Hawkins, II
Private Investor and Developer;            Attorney-at-Law,
Vice Chairman of the Board, Commerce Bank  Hawkins, Burcher & Boester

G. Robert Aston, Jr.                       Daniel B. Nice
President and Chief Executive Officer,     Vice President
Commerce Bank                              Nice Brother, Inc.

Dennis A. Holbrook                         Donald N. Patten
President/Peninsula, Commerce Bank         Attorney-at-Law
                                           Patten, Wornom & Watkins, L.C.

Sally James Andrews                        Robert F. Ripley, Jr.
Deputy City Attorney                       Attorney-at-Law
for Hampton, Virginia
Secretary/Treasurer, G.C.R., Inc.
Douglas H. Chessen, M.D.
Douglas H. Chessen, M.D., P.C.

Barry E. DuVal                             F. Lewis Wood
President, DuVal Associates, Inc.          Chairman of the Board
Mayor of Newport News                      Hampton Motor Corporation
                                           t/a Hampton Chevrolet-Jeep-Eagle

Elwood L. Edwards, C.P.A.                  Dorothy F. Wright
President,                                 President, DFW Corporation
Eggleston, Smith, Hall, Cotman & Company


                         Chesapeake Board of Directors
                         -----------------------------

W. Ashton Lewis, Chairman                  Mark L. Earley, Sr.
President,                                 Attorney-at-Law
Bill Lewis Chevrolet Corporation           Tavss, Fetcher, Earley & King, P.C.
                                           Virginia State Senator

G. Robert Aston, Jr.                       Paul J. Farrell
President and Chief Executive Officer,     President, Rosewell Corporation
Commerce Bank

William A. Copeland, Jr.                   Stephanie J. Marioneaux, M.D.
President/Chesapeake, Commerce Bank        Stephanie J. Marioneaux, M.D., P.C.

Dr. C. Fred Bateman                        Juan M. Montero, II, M.D.
Superintendent, Chesapeake Public Schools  Juan M. Montero, II, M.D., Inc.

E. Lee Baynor                              Carl C. Rumsey, Sr.
President, Baynor Furniture                President and Chief Executive
                                           Officer,
                                           Oil Transport, Inc.

John W. Brown                              Lee W. Smith, Sr.
Attorney-at-Law                            President and Chief Executive
John W. Brown, P.C.                        Officer,
                                           Lee's Contracting Services, Inc.

Lloyd H. Burton                            Pat J. Viola, C.P.A.
Executive Vice President,                  Goodman & Company
Burton Lumber Corporation

                          Norfolk Board of Directors
                          --------------------------

Dorothy M. Doumar, Chairman                J. Alan Lindauer, C.M.C.
                                           President, Waterside Management, Inc.

G. Robert Aston, Jr.                       Thomas E. Robinson
President and Chief Executive Officer,     President, Robinson & Wetmore
Commerce Bank

W. Thomas Pearson, Jr.                     William P. Robinson, Jr.
President/Norfolk, Commerce Bank           Attorney-at-Law, Robinson, Madison,
                                           Fulton and Anderson; Member, Virginia
                                           House of Delegates

Gloria J. Abel                             Robert M. Rubin, D.M.D.
Senior Vice President and Senior Banking   Drs. Rubin, Karesh and Shivar, Ltd.
Director, Commerce Bank

Gary M. Bowers                             Jack B. Taylor, M.D.
President, The Jonathan Corporation        (Retired)

Bettie Minette Cooper                      John J. Vavals
                                           Attorney-at-Law, Kaufman & Canoles

Dennis R. Deans, C.P.A.
Partner, McPhillips, Lieland and Deans

David W. Edmondson, C.P.A.
Senior Vice President and
Corporate Secretary, Commerce Bank


                          Suffolk Board of Directors
                          --------------------------

McLemore Birdsong, Jr., Chairman           William C. Glermak
Vice President, Birdsong Corporation       Administrator, Obioi Hospital

G. Robert Aston, Jr.                       John C. Harry, III
President and Chief Executive Officer,     President, John C. Harry, Inc.
Commerce Bank

William C. Branche                         Robert M. Hayes
President/Suffolk, Commerce Bank           District Manager, Virginia Power
                                           Company

Carroll H. Brinkley                        David L. Holland
President,                                 President, Southern Oil
C. W. Brinkley, Inc.

Ray E. Duke                                Robert V. House
President,                                 Treasurer, Suffolk Insurance
Duke Oldsmobile-Cadillac Corporation       Corporation

E. Grier Ferguson                          Wayne K. Sawyer
Attorney-at-Law, Ferguson & Rawls, P.C.    Vice President, Bennett's Creek
                                           Wholesale Nursery


                                           Russell R. Smith, Jr.
                                           Vice President, O'Connor
                                           and Company, Inc.

                            EXECUTIVE COMPENSATION

     The table below sets forth information concerning the annual and long-term compensation for services in all capacities to the Bank for the years ended December 31, 1993, 1992 and 1991 of those persons who were, at December 31, 1993
(i) the chief executive officer and (ii) the other four most highly compensated executive officers of the Bank (the "Named Officers"):

                          SUMMARY COMPENSATION TABLE

                                          Annual Compensation
                                ---------------------------------------
                                                           Other      All Other
Name and                                                  Compen-     Compen-
Principal Position       Year     Salary     Bonus (1)    sation (2)  sation (3)
- ------------------       ----     ------     ---------    ----------  ----------

G. Robert Aston, Jr.     1993    $193,600    $196,500         -       $187,826
  President/Chief        1992     133,225     150,000         -        249,902
  Executive Officer      1991     132,600      85,000         -         57,427

R. Scott Morgan          1993    $118,600    $ 55,000         -       $ 12,375
  Executive Vice         1992      92,925      50,000         -         12,006
  President and Senior   1991      82,600      30,000         -         11,032
  Lending Officer

Gerald T. McDonald       1993    $ 90,000    $ 35,000         -       $ 11,946
  Executive Vice         1992      75,000      45,000         -          9,942
  President and Chief    1991      68,800      27,000         -          6,831
  Financial Officer

Dennis A. Holbrook       1993    $ 83,025    $ 34,243         -       $  9,499
  President/Peninsula    1992      76,875      20,000         -          7,811
                         1991      75,000      15,000         -          4,635

P. Ward Robinett, Jr.(4) 1993    $ 95,000    $ 20,900         -       $  4,750
  President/Portsmouth   1992           0      15,000         -              0
                         1991           0           0         -              0

- ---------------------

(1)  Amounts awarded by the Compensation/Stock Option Committee.
(2) The amount of compensation in the form of perquisites or other personal benefits properly categorized in this column did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported in each year for the Named Officers and, therefore, is not required to be reported
(3) The amounts shown in this column consists of the following: (i) Bank matching contributions or accruals to the Bank's 401(k) Thrift and Profit Sharing Plan - such amounts for 1993 are $7,930, $6,625, $7,446, and $5,347, respectively for Messrs. Aston, Morgan, McDonald and Holbrook.
     (ii) an officers deferred compensation plan - such amounts for 1993 are $34,000, $5,750, $4,500, $4,152, and $4,750, respectively for Messrs.
     Aston, Morgan, McDonald, Holbrook and Robinett. (iii) Life Insurance Premiums - such amount for 1993 was $20,986 for Mr. Aston. (iv) Supplemental Compensation Agreement - such amount for 1993 was $125,000 for Mr. Aston.
(4)  Mr. Robinett commenced his employment with the Bank on December 15, 1992.

      The total cash compensation for all executive officers as a group (13 persons) for 1993 was $1,893,376.

      The Bank does not have a pension or retirement plan in effect for employees. The Bank does, however, have a 401(k) Thrift and Profit Sharing Plan for employees and a Deferred Compensation Plan for directors, both as described below. The Bank provides group life, health and long-term disability insurance coverage for all officers of the Bank and covers 51% of the premium costs for this coverage for all employees and officers. No compensation was paid or accrued during 1993 the distribution of which is subject to some future event.

Employment Arrangements

      In 1985, the Bank entered into an employment agreement with Mr. Aston for a period of five years at a base salary, together with incentive or bonus compensation, in amounts determined by the Board of Directors in accordance with the salary administration program then in effect. That agreement expired on March 31, 1990. In accordance with the terms of a new employment agreement dated as of April 30, 1992, Mr. Aston will be employed for a five-year term beginning on May 1, 1992 and ending on April 30, 1997, unless renewed by the Bank for one additional year. Under the agreement, Mr. Aston's base salary may not be less than $130,000 per year, and the amount of his bonus compensation may not be less than 3% of the Bank's "net operating revenues" for that year. If, however, the annual net operating revenues of the Bank do not exceed $1.5 million, the Bank is not obligated to pay a cash bonus to Mr. Aston for that year. Net operating revenues are defined as the consolidated net income of the Bank, but do not include any proceeds from a transaction that is of a non-recurring or extraordinary nature. To help provide for his retirement, the agreement provides that the Bank will set aside each year, whether in the form of an annuity contract or a deferred compensation account or a combination thereof, an amount equal to 10% of Mr. Aston's total base salary and bonus compensation for that year. The compensation arrangements set forth in the agreement are based on the cash compensation and other benefits paid to Mr. Aston since 1990. Similar to his original employment agreement, the agreement further provides for certain benefits in the event of a "change of control" of the Bank. A "change of control" is defined in the agreement to include (i) the acquisition by any person of 25% or more of either the then outstanding shares of Common Stock or the combined voting power of the Bank's then outstanding voting securities, subject to certain exceptions as described therein, (ii) the approval by shareholders of a merger, share exchange or consolidation of the Bank with any other corporation, subject to certain exceptions as described therein or (iii) a change in the composition of the Board of Directors that results in the members of the incumbent Board (as defined in the agreement) no longer constituting at least a majority of the Board. If a change of control occurs, Mr. Aston will be entitled to receive a severance allowance in an amount equal to the product of his average annual compensation based on the most recent five taxable years multiplied by two.

      On December 30, 1992, the Bank entered into a Supplemental Compensation Agreement with Mr. Aston that provides for the payment to Mr. Aston of a total of $315,000 over a three year period beginning in 1993. This agreement provides that payments are to be made in eight equal quarterly installments of $31,250 each beginning on January 15, 1993 and continuing on the 15th day of each April, July, October and January through October 15, 1994, followed by 4 equal quarterly installments of $16,250 each beginning on January 15, 1995 and continuing on April 15, July 15 and ending on October 15, 1995. If Mr. Aston ceases to be employed by the Bank for any reason other than his death or disability or a change in control of the Bank (as defined in the agreement), no payment of any then unpaid installments shall be made under the agreement and all rights of Mr. Aston to receive payments will be forfeited. The agreement further provides that in the event of Mr. Aston's death or a change in control of the Bank, any then unpaid installments under the agreement will be accelerated and paid in one lump sum. In the event of his permanent and total disability, payments under the agreement will continue as originally scheduled. The obligation of the Bank to make payments under the agreement is an unfunded obligation payable solely from the general assets of the Bank subject to the claims of the Bank's general creditors.

      On November 6, 1991, the Bank entered into a letter agreement with Mr. Dennis A. Holbrook providing for the Bank to employ Mr. Holbrook as President of the Peninsula Region. On November 17, 1992, the Bank entered into a letter agreement with Mr. P. Ward Robinett, Jr., providing for the Bank to employ Mr. Robinett as President of the Portsmouth Region. On April 5, 1993, the Bank entered into a letter agreement with Mr. Frederick W. Twyman, III, providing for the Bank to employ Mr. Twyman as President of the Virginia Beach Region. The agreements have a three-year term and provide for the Bank to pay Messrs. Holbrook, Robinett and Twyman, respectively, a base salary of $75,000, $95,000 and $80,000 per year which is subject to the Board of Directors discretion for adjustment, as well as to awards of bonuses and commissions. In addition, if any of these individuals should resign as a result of a material adverse change in their duties or a material reduction in their base salary, or if the Bank terminates their employment "without cause" (as defined below), then the Bank generally must pay a post-termination salary for two years to Messrs. Holbrook, Robinett and Twyman in the amount of $75,000, $95,000 and $80,000, respectively. Any such post-termination payments would be reduced, however, by any compensation they receive from other employers. In addition, they would not be entitled to any such payments if they did not use reasonable efforts to obtain comparable employment after the resignation or termination. Pursuant to the agreement, a termination of employment is "without cause" unless it results from
(i) negligent action that damages the Bank or its relations with its customers or employees, (ii) retirement or death, (iii) conviction of a crime of moral turpitude or (iv) use of drugs or alcohol in a manner that interferes with the performance of their duties.

Stock Option Plans

      The Bank has two separate stock option plans. Under The Commerce Bank 1985 Stock Option Plan (the "1985 Plan"), the Board of Directors may grant to management employees of the Bank incentive stock options (which are eligible for more favorable tax treatment for optionees than non-qualified options) and non-qualified options covering an aggregate of 209,637 shares of the Bank's Common Stock, as adjusted to reflect the five 5% stock dividends paid since the adoption of the 1985 Plan. The Bank's 1993 Incentive Stock Plan (the "1993 Plan") provides for the granting of both incentive and non-qualified stock options covering an aggregate of 157,500 shares. Tandem stock appreciation rights may be attached to stock options granted under each plan, and the 1993 Plan provides for the granting of restricted stock awards. No stock appreciation rights or restricted stock awards have been granted.

      Employees are selected to receive awards under the Plans based upon their responsibilities and their present and potential contributions to the success of the Bank. The exercise price of all options, stock appreciation rights and restricted stock awards granted under the Plans may not be less than the fair market value of the Common Stock on the date of grant, and no option or stock appreciation right may be exercised more than ten years after the date of grant. The awards are not transferable other than by will or the laws of descent and distribution.

      As of March 31, 1994, a total of 22 persons held options under the Plans covering an aggregate of 270,042 shares. These options have a weighted average exercise price of $14.75 per share and expire at various dates between 1996 and 2003. As of that same date, an aggregate of 97,095 shares remained available under the Plans for additional grants.

      During 1993, stock options covering an aggregate of 62,918 shares were granted, including options for 5,250, 10,418 and 15,750 shares to Messrs. McDonald, Holbrook and Robinett, respectively, all of whom are named in the Cash Compensation Table. All of the options granted during 1993 had an exercise price of $22.86.

      During 1993, two executive officers exercised options covering an aggregate of 6,000 shares. Mr. R. Scott Morgan, Executive Vice President and Senior Lending Officer of the Bank, exercised an option for 1,500 shares with an option price of $9.41 per share. The aggregate net value of the securities (i.e., market value of the Common Stock less the option exercise price) received by Mr. Morgan in connection with the exercise of the option was approximately $21,885. Mr. William T. Hodsden also exercised a non-qualified option during 1993 for 4,500 shares with an option price of $9.88, which corresponds to an aggregate net value of securities received of approximately $52,290.

Thrift and Profit Sharing Plan

      Under the Commerce Bank Thrift and Profit Sharing Plan ("Thrift Plan"), in which substantially all employees with at least one year of service are eligible, each participant may make pre-tax savings contributions by payroll deduction up to 15% of covered compensation, but not over $8,994 in 1993. The Bank makes a matching contribution on the first 6% of each participant's covered compensation to the Thrift Plan from current or accumulated profits in a percentage determined by the Bank. The Bank may make additional contributions at its discretion, but the Bank also may amend or terminate the Thrift Plan at any time without shareholder approval. The matching Bank contribution to the Thrift Plan may be used to invest in Common Stock of the Bank at its then current market value.

Deferred Compensation Plan

      The Commerce Bank Directors' Deferred Compensation Plan (the "Deferred Compensation Plan") allows a director to elect to defer payment of directors fees until a later date. All of the directors that serve on the Board of Directors of the Bank, the six Regional Boards of Directors, and such other boards as the Board of Directors may in the future establish may elect to participate in the Deferred Compensation Plan, which included 50 participants at March 1, 1994.

      The Deferred Compensation Plan provides that any amounts deferred thereunder will be applied toward the purchase of shares of the Bank's Common Stock at its then current market value. It provides that the Bank may purchase either newly-issued shares or shares in the open market. During 1993, 3,991 shares of the Bank's Common Stock were purchased under the Deferred Compensation Plan.

      The shares purchased with a participating director's fees will be held in a separate trust until the date of distribution designated by such director. In order to ensure the proper tax treatment, the shares held in the trust will be subject to the claims of the Bank's creditors. Accordingly, the participants will have no preference or guarantee of distribution while the shares continue to be held in the trust.

      The Bank may amend or terminate the Deferred Compensation Plan at any time and from time to time without shareholder approval.

Loans to Officers and Directors

      Certain directors and executive officers of the Bank, members of their immediate families and corporations, partnerships and other entities with which such person are associated are customers of the Bank. As such, they had transactions in the ordinary course of business with the Bank during 1993, and will have additional transactions with the Bank in the future. All loans and commitments to lend included in such transactions were made in the ordinary course of business, upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and have not involved more than the normal risk of collectibility or presented other unfavorable features. As of December 31, 1993, loans from the Bank to all executive officers and directors and/or corporations and other entities in which they are significantly interested amounted to approximately $20.3 million, which equaled the yearly high. This amount represented approximately 47% of the total equity capital of the Bank as of December 31, 1993. During 1993, no lending relationship between the Bank and any of its executive officers of directors and/or corporations or other entities in which they are significantly interested exceeded 10% of the Bank's equity capital at December 31, 1993.

Transactions with Management

      In the ordinary course of its business, the Bank has engaged in certain transactions with certain of its officers and directors and/or corporations and other entities in which they are significantly interested. All such transactions have been made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated parties. The Bank has engaged Kaufman & Canoles, the firm of which Mr. Broyles is a partner, Fine, Fine, Logum & Fine, P.C. the firm of which Mr. Fine is a partner, Patten, Wornom & Watkins, L.C., the firm of which Mr. Patten is a partner, and Mr. Brown for certain legal services during the year.

      The Bank leases office space at its banking office at 5101 Cleveland Street in Virginia Beach from the Runnymede Corporation, a Virginia corporation in which Andrew S. Fine, a director of the Bank, holds approximately a 33% interest. The lease agreement with Runnymede Corporation contains substantially the same terms and conditions as those prevailing at the time it was entered into for the rental of comparable office space form unaffiliated parties. The Bank's other lease agreements are with unrelated parties. Except for the foregoing lease agreement with Mr. Fine, no transactions with management during 1993, 1992 or 1991, involved more than $60,00 in the aggregate for any one interested officer or director during that year.

          AMENDMENT TO THE ARTICLES OF INCORPORATION - PROPOSAL THREE

      The Board of Directors on March 31, 1994 adopted resolutions declaring it advisable to increase the authorized number of shares of Common Stock from 5,000,000 to 10,000,000 shares and, for the purpose of effecting such increase, to amend the first sentence of Article III of the Articles of Incorporation to read as follows:

           The Corporation shall have the authority to issue ten million (10,000,000) shares of Common Stock, par value $2.50 per share, and one million (1,000,000) shares of Serial Preferred Stock, par value $5.00 per share.

      As of March 31, 1994, the Bank had issued and outstanding an aggregate of 2,702,538 shares of Common Stock. No shares of serial preferred stock have been issued. In addition, a total of 364,637 shares of Common Stock are currently reserved for the issuance of shares upon the exercise of options, 262,895 shares are reserved for issuance upon conversion of the Bank's 10% Convertible Subordinated Capital Notes and an additional 234,321 shares are reserved for issuance under the dividend reinvestment and stock purchase plan. The Bank therefore has 1,435,607 shares of Common Stock unissued and unreserved. The Board of Directors believes that the increase in number of authorized shares of Common Stock is advisable because of the limited number of unissued and unreserved shares of Common Stock presently available, and because such increase will give the Bank greater flexibility in considering and planning future operations. The Common Stock would be available for issuance by the Board of Directors for proper corporate purposes including, but not limited to, stock dividends, stock splits, acquisitions and the raising of capital through the sale of stock. Although the Board of Directors has no present plans for the additional shares, the authorization of such shares will enable the Bank to act promptly if appropriate circumstances arise which will require issuance of such shares.

     The authorization of additional shares of Common Stock will not, standing alone, affect the rights of holders of issued shares of Common Stock. Depending on the circumstances, an issuance of additional shares of Common Stock could affect the existing holders of shares of Common Stock by diluting the per share earnings and voting power of Common Stock. Shareholders do not have preemptive rights to subscribe for, purchase or receive any shares of authorized capital stock of the Bank.

     The proposed amendment may be considered to have certain "anti-takeover" implications. This is so because it is possible that shares of the additionally authorized Common Stock could be issued in order to dilute the stock ownership and voting power of a shareholder attempting to acquire control of the Bank, for example, through a merger, tender offer, proxy contest or otherwise. The Board of Directors could issue the additionally authorized shares of Common Stock to discourage or make more difficult such a takeover attempt which could have the effect of protecting current management.

     The Board of Directors already has the power to authorize the issuance of shares of Common Stock for any purpose which it deems to be in the Bank's best interest. Although adoption of this amendment would increase the number of shares of Common Stock available for issuance, it would not confer any additional powers upon the Board of Directors.

     In order for the proposed amendment to the first sentence of Article III to be adopted, it must be approved by the affirmative vote of the holders of at lease a majority of the outstanding shares.

     The Board recommends a vote "FOR" the proposed amendment.

       RATIFICATION OF SELECTION OF ACCOUNTANTS - PROPOSAL FOUR

     On the recommendation of the Audit Committee, the Board of Directors has appointed Ernst & Young, Certified Public Accountants, as the Bank's independent auditors for the year ending December 31, 1994, and considers it desirable that the appointment be ratified by the shareholders. A partner of Ernst & Young is expected to attend the Annual Meeting, with the opportunity to make a statement and/or respond to appropriate questions from shareholders.

                                 OTHER MATTERS

     Management knows of no other business to be brought before the Annual Meeting. Should any other business properly be presented for action at the meeting, the shares represented by the enclosed proxy will be voted by the persons named therein in accordance with their best judgment and in the best interests of the Bank.

           THE BANK'S ANNUAL REPORT ON FORM F-2 FOR THE YEAR ENDED DECEMBER 31, 1993, FILED WITH THE FEDERAL DEPOSIT INSURANCE CORPORATION IS AVAILABLE TO SHAREHOLDERS FREE OF CHARGE UPON WRITTEN REQUEST TO:

                      Gerald T. McDonald
                      Executive Vice President and Chief Financial Officer Commerce Bank
                      5101 Cleveland Street
                      Virginia Beach, Virginia 23462

                                     -15-